UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 26, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Arvinas, Inc.

File No. 333-227112 - CF#36460

Arvinas, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form S-1 registration statement filed on August 30, 2018, as amended.

Based on representations by Arvinas, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.13	through June 22, 2021
Exhibit 10.15	through April 1, 2021
Exhibit 10.16	through June 22, 2021
Exhibit 10.17	through June 22, 2021
Exhibit 10.18	through September 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary